Exhibit 4.7

SERVICE AGREEMENT

between

THE ROYAL BANK OF SCOTLAND plc

and

MARK ANDREW FISHER

17 April 2000

The Royal Bank of Scotland plc
42 St Andrew Square
Edinburgh

24.	Restrictive Covenant	19

25.	Deductions	22

26.	Power of Attorney	22

27.	Grievance Procedure	22

28.	Disciplinary Procedures	23

29.	Declarations of Secrecy	23

30.	Notices	23

Other

31.	Continuing Provisions	23

32.	Whole Agreement and Severability	24

33.	Collective Agreements	24

34.	Governing Law	24

Schedules

Schedule 1	Early Retirement and Redundancy	26

Schedule 2	Declaration of Secrecy	35

SERVICE AGREEMENT

Between

THE ROYAL BANK OF SCOTLAND plc a company incorporated in Scotland (No 90312) and having its registered office at 36 St Andrew Square, Edinburgh EH2 2YB (hereinafter called “the Company”) of the one part and

Mark Andrew Fisher, residing at

(hereinafter called “the Executive”) of the other part

THE AGREEMENT BETWEEN THE PARTIES IS AS FOLLOWS:-

1.	DEFINITIONS, INTERPRETATION AND CONSTRUCTION

	(a)	In this Agreement, unless otherwise stated, the following definitions apply:

		(i)	“Associated Company” means any company (i) having an ordinary share capital of which not less than 25 per cent is owned directly or indirectly by the Company or (ii) a holding company of the Company or any subsidiary of any such holding company;

		(ii)	“the Board” means the Board of Directors of the Company or an authorised committee of the Board of Directors of the Company;

		(iii)	“the Main Board” means the Board of Directors of the Company;

		(iv)	“the Group” means the Company and its Associated Companies;

	(v)	“the Remuneration Committee” means the Remuneration Committee of the Board or any committee empowered by the Board in substitution for the Remuneration Committee;

	(vi)	“RBSG” means The Royal Bank of Scotland Group plc having its registered office at 36 St Andrew Square, Edinburgh EH2 2YB;

	(vii)	the expressions “subsidiary” and “holding company” have the same meanings in this Agreement as they have in Section 736 of Companies Act 1985; and

	(viii)	the expressions “associated company”, “associate” and “control” have the same meanings in this Agreement as they respectively bear in Sections 416, 417 and 840 of the Income and Corporation Taxes Act 1988.

(b)	In this Agreement:

	(i)	unless otherwise stated, references to statutes, rules or regulations or their provisions will also include amendments, extensions, consolidations or replacements and will refer to any orders or regulations, instruments or subordinate legislation;

	(ii)	the masculine gender shall include the feminim gender and singular number shall include the plural and vice versa;

	(iii)	unless otherwise stated, references to clauses and sub-clauses are references to clauses and sub-clauses of this Agreement;

	(iv)	the headings to clauses are for convenience only and shall not affect the construction or interpretation of this Agreement; and

	(v)	the provisions of the Schedules and any additional terms entered into in writing by or on behalf of the parties shall be read and construed as part of this Agreement and shall be enforceable accordingly.

2.	POSITION

The Executive will be employed as Chief Executive, Manufacturing, and agrees to accept the position on the terms and conditions set out in this Agreement. The Company shall be entitled from time to time to appoint any other person or persons to act jointly with the Executive.

3.	COMMENCEMENT, DURATION & NOTICES

(a) This Agreement and the Executives employment shall, commence on 6th March 2000 and shall continue unless terminated, subject to the provisions of Clauses 22 and 23, by the Company giving to the Executive six months’ prior written notice of termination or by the Executive giving to the Company six months’ prior written notice of termination.

(b) this Agreement shall automatically terminate without notice on the Executive reaching the retirement age of sixty (60) years of age.

4.	CONTINUOUS EMPLOYMENT

The Executive’s period of continuous employment with the Company commenced on 15th September 1981.

5.	DUTIES

(a) The Executive shall, in his role as Chief Executive, Manufacturing, devote the whole of his time, attention and skill during his hours of work as specified in Clause 7 to the business of the Company and shall faithfully, efficiently, competently and diligently perform such duties and exercise such powers, authorities and discretions which may be assigned to or vested in him by the Board and shall obey all reasonable and lawful directions given by or under the authority of the Board and use his best endeavours to promote and extend the business of the Company and to protect and further its interests and reputation.

(b)	The Executive may be required, to perform services not only for the Company but also for the benefit of any Associated Company and to hold such offices in the Company or any Associated Company as the Board may reasonably require, but without further remuneration (except as otherwise agreed in writing between the parties). The Executive may, without prejudice to his rights, be required to be seconded to the employment of any Associated Company. However, the Executive will not be required to perform such services which he cannot reasonably be expected to perform or which are inconsistent with his role as Chief Executive, Manufacturing.

(c)	The duties of the Executive as an officer of the Company or of any Associated Company shall be subject to the Articles of Association of the relevant company and shall be separate from and in addition to his duties under this Agreement. Save where the Executive is a director of the Main Board if, during the continuance of this Agreement, he ceases to be in office as a director of the Company or of any Associated Company (otherwise than by resignation or unless the Executive is prohibited by law from acting as an Officer of the Company or an Associated Company) this Agreement shall nevertheless remain in force as if the Executive’s employment is that of executive manager rather than that of director.

(d)	The Executive will report to the Group Chief Executive or to such other person as the Board may specify from time to time.

(e)	Once notice to terminate the Executive’s employment has been given by the Company or by the Executive under Clause 3, the Company may at its absolute discretion require the Executive not to attend work and/or not to undertake any of the Executive’s duties during any period of notice, provided that the Company shall continue to pay the Executive his salary and provide his contractual benefits under this Agreement.

(f) Further, at any time during such period of suspension referred to in Clause 5(e) above the Executive shall at the request of the Board immediately resign without claim for compensation from any office as a director of the Company or Associated Company and from such office held by the Executive in the Company or Associated Company.

6.	PLACE OF EMPLOYMENT

The Executive will normally work in Edinburgh, but may be required to travel and reside on a temporary basis elsewhere in the United Kingdom or abroad in the performance of his duties. The Executive shall not be required to reside permanently outside the United Kingdom, without his consent, but can be required to work at any place within reasonable travelling distance of either the Executive’s home or the Executive’s normal place of work.

7.	HOURS OF WORK

The normal hours of work are from 9.00 a.m. to 5.00 p.m. (Monday to Friday) inclusive of one hour for lunch daily, but the Executive is expected to work reasonable additional hours when necessary for the performance of his duties without additional remuneration.

The Executive agrees that the maximum working week set out in Regulation 4 of the Working Time Regulations 1998 will not apply. The Executive agrees to give the Company three months’ written notice should the Executive wish Regulation 4 of the Working Time Regulations 1998 to apply.

8.	OTHER INTERESTS

The Executive shall not, during the term of this Agreement (except with the Board’s prior consent in writing) be directly or indirectly engaged or concerned in the conduct of any business other than the business of the Group or be directly or indirectly interested in any other business save through holding or being interested in investments (quoted or unquoted) not representing more than two per cent of the issued equity capital or any other class of share or debenture capital of any one company.

9.	RBSelect

	(a)	The Company operates a flexible compensation and benefits package called RBSelect. The Salary Element forms part of the Executive’s ValueAccount under RBSelect and is used to calculate certain benefits such as pension, Christmas Bonus, Profit Share and any discretionary bonus payment or any other payment directly linked to salary. The Salary Element would also be used to calculate severance payments including redundancy.

The ValueAccount is £273,000, which includes the Salary Element of £260,000 per annum. Full details of RBSelect are contained in the Company’s guidebook in relation to the scheme.

	(b)	The Executive’s ValueAccount less the cost of any benefits elected through RBSelect will be paid monthly on 25th day of each month (or on the last preceding working day where 25th day falls on a weekend) and shall be at the absolute discretion of the Company subject to review annually on the 1st day of April of each year or any other day approved by the Group Remuneration Committee with any adjustments having immediate effect.

	(c)	All remuneration payable in cash to the Executive under this Agreement shall be credited to a bank account to be maintained by the Executive with the Company or with another company in the Group.

10.	BONUSES

(a) Subject to Clause 10(c) below, a cash payment equivalent to two and a half per cent of the Executives Salary Element as at 31 October, based on continuous service from 1 November in the previous year to 31 October in the year to which the payment relates, shall be made to the Executive in addition to his ValueAccount monthly payment for the month of November.

If the Executive is in the employment of the Company as at 31 October but has less than twelve months’ continuous service as at that date his entitlement shall be calculated pro rata according to each month of employment completed during the year.

If whilst in the employment of the Company the Executive dies or retires during the year to 31 October his entitlement shall be calculated pro rata according to continuous months of employment completed during such year up to the date of death or retirement and by reference to the Executive’s Salary Element as at the date of death or retirement.

(b) Subject to Clause 10(c) below, the Executive may, at the absolute discretion of the Remuneration Committee, be entitled to participate in any Executive Bonus Scheme as approved by the Remuneration Committee.

(c) If the Executive is serving out notice whether given by the Executive or the Company, or is dismissed, the Executive will not be entitled to receive a bonus which would or may otherwise be due to the Executive whether paid in cash or in shares as set out in Clauses 10(a) or (b) above.

11.	PROFIT SHARING

The Executive shall be eligible to participate in the RBSG’s Profit Sharing Scheme, the terms and conditions of which will be made available to the Executive. Any entitlement is calculated by reference to the Executive’s Salary Element.

12.	EXECUTIVE SHARE OPTION SCHEME

The Executive shall, at the absolute discretion of the Remuneration Committee, be eligible to participate in the Company’s Executive Share Option Scheme.

13.	PENSION SCHEME AND DEATH-IN-SERVICE

	(a)	If the Executive is a member of a National Westminster Pension Scheme, (“NatWest Scheme”), membership will continue in that scheme unless or until the Executive provides to the Company and the Trustees of the NatWest Scheme written confirmation of his intention to opt out.

	(b)	A Contracting Out Certificate issued in terms of Part III of the Pension Schemes Act 1993 is in force in relation to the Executive’s employment.

	(c)	Should the Executive wish to transfer any pension rights already accrued in other schemes to the NatWest Scheme, the NatWest Scheme is fully approved by the Inland Revenue and has power to accept transfer payments.

	(d)	The Company operates a voluntary contributions plan under which the Executive can augment his pension within certain limits and further details will be provided by the Company upon request.

	(e)	To the extent that any salary related lump-sum payment made by the NatWest Scheme in respect of the death of the Executive while in service before Normal Pension Age (as defined in the NatWest Scheme) is less than four times the Executive’s Salary Element by reason only of by Section 590C of the Income and Corporation Taxes Act 1988 (which deals with the earnings cap), the Company shall ensure that a payment is made equal to the amount of the difference. This benefit will be subject to any restrictions imposed by an insurance company with which it is insured.

14.	HOLIDAYS

	(a)	The Company’s holiday year runs from 1 October to 30 September. The Executive will be entitled to 30 working days holiday to be taken at such time or times as the Executive shall request and agree with the Company plus a further 8 days to be taken at times to be determined by the Company (which would normally be Bank Holidays). The Company reserves the right to request the Executive to work on Bank Holidays.

	(c)	In the event that the Executive is not employed throughout a full holiday year, the Executive’s future or accrued holiday entitlement shall be reduced pro rata according to each completed month of employment during that holiday year.

	(d)	There shall, subject to the following provisions of this Clause 14, be no right to payment in lieu of unused holiday entitlement. The Executive shall be entitled to be paid in respect of any holiday entitlement accrued due but not taken at the date of termination of this Agreement provided that such termination has not occurred under the provisions of Clause 23(a).

	(e)	During any period of notice the Company shall be entitled, at its own discretion, to require the Executive to take accrued and outstanding holiday entitlement or to make payment in lieu of such outstanding entitlement.

	(f)	Upon termination of this Agreement the Executive will repay to the Company any salary received for holidays taken by him in excess of his accrued entitlement. Any sums due to the Company may be deducted by the Company from any monies owed to the Executive.

15.	HOUSE PURCHASE AND STAFF BORROWING

	(a)	The Executive shall be entitled to participate in the Company’s Staff House Purchase Scheme. The details will be made available by the Company,

	(b)	Concessionary interest rates will be available to the Executive for personal loans, subject to the terms for such staff lending in force from time to time.

16.	EXPENSES

The Executive shall, subject to the production of the relative receipts or other satisfactory evidence and compliance with the Company’s Travel & Expenses policy in force from time to time, be reimbursed for all out-of-pocket expenses incurred in the performance of his duties, including expenses of entertainment, subsistence and travelling. In order to facilitate payment of expenses, the Executive will be supplied with a credit card for use solely in this connection.

17.	DEALING IN INVESTMENTS

	(a)	The Executive will be subject to the Company’s Staff Dealing Rules which require prior permission to be obtained before dealing in most types of securities transactions and for requests and authorisations to deal to be confirmed in writing on the appropriate Company form. The Company also operates a closed period during which the Executive will not be permitted deal in RBSG shares. Failure to abide by these rules will constitute serious misconduct for the purposes of any disciplinary action.

	(b)	Details of the Company’s Staff Dealing Rules are contained in the Conduct of Accounts Manual.

18.	SICKNESS

	(a)	Without prejudice to the terms of sub-Clause 23 (a) (i), if the Executive shall at any time be prevented by illness, injury, accident or other incapacity (“the incapacity”) from discharging in full his duties the Company may, at its sole discretion, continue to pay the Salary Element of the ValueAccount and continue to provide any benefits which the Executive may have elected under RBSelect or procure payment thereof, (less any sickness benefit entitlement or Statutory Sick Pay to which he may be entitled, whether claimed or not) as follows:

(i) If the Executive’s period of continuous employment with the Company is less than ten years as at 1 October 1999, the Executive shall be paid at 100% of his ValueAccount rate for the first 182 days of incapacity and at 55% of his ValueAccount rate (inclusive of any state sickness benefit payable) for up to a further five years subject to certain qualifying criteria being met;

(ii) if the Executive’s period of continuous employment with the Company is ten years or more as at 1 October 1999, the Executive shall be paid at 100% of his ValueAccount rate for the first 364 days of incapacity and at 55% of his ValueAccount rate (inclusive of any state sickness benefit payable) for up to a further five years subject to certain qualifying criteria being met;

	(iii)	The benefit paid during the initial 182 days’ absence (where sub-Clause 18 (a) (i) applies) or the initial 364 days’ absence (where sub-Clause 18 (a) (ii) applies) will include an allowance in lieu of holiday entitlement. Consequently normal holiday entitlement will cease to accrue;

	(iv)	During any extended absence period of up to five years, the overall level of benefit will increase each January in line with any increase applied to payments under the Company’s pension scheme;

	(v)	During the entire extended absence period, the Executive will continue to receive additional Company benefits, including non-contributory pension scheme, Christmas Bonus and RBSG’s Profit Sharing Scheme and will remain eligible to participate in the RBSG Sharesave Scheme. With the exception of the Company pension, all salary-related benefits will be linked to the current level of income protection benefit under the Company’s pension scheme. Pension benefits will be based on the Executive’s Salary Element before his sickness absence, and will be increased each year in line with any increase applied to payments under the Company’s pension scheme.

	(vi)	At the end of the five year extended absence period, if the Executive is unable to return to work he will be considered for ill-health retirement. Ill-health retirement will only be considered where the Executive satisfies the relevant ill—health retirement criteria.

	(vii)	All periods of long-term sickness absence will be regarded as continuous service for the purpose of pension and other benefit calculations.

(b)	The Executive shall, if required by the Board, provide evidence of the incapacity. For the first seven consecutive days of absence (including weekends and statutory holidays), the Executive shall self-certify his incapacity.

(c)	For the purposes of assessing the entitlement of the Executive to Statutory Sick Pay, the qualifying days will be Monday to Friday inclusive.

(d)	If the Executive is incapable of performing his duties because of injuries sustained wholly or partly as a result of actionable negligence, nuisance or breach of any statutory duty on the part of any person other than a company in the Group (“the third party”) or if the Executive is covered by any health insurance scheme (“the insurance policy”) all payments made to the Executive under Clause 18 (a) above shall (to the extent that compensation for loss of earnings is recoverable from the third party or under the insurance policy), constitute loans by the Company (or by any Associated Company from whom the Company may have procured payment of the Executive’s salary) to the Executive and shall be repaid when the Executive recovers compensation for loss of earnings from the third party by action or otherwise or under the insurance policy.

(e)	Without prejudice to the provisions of the immediately preceding Clause 18(d), in the event that the Executive has been incapacitated from performing his duties by reason of injuries sustained wholly or partly as a result of actionable negligence or as a result of matters which are covered by the insurance policy the Company shall be entitled to require the Executive either:

(i) (subject to the Company agreeing to indemnify the Executive against all reasonable legal expenses) to take legal proceedings to enforce his rights against any third party who has committed such an actionable negligence against him and/or to pursue a claim under the insurance policy; or

(ii) to assign his right to do so to the Company or any Associated Company in an attempt to recover from such third party and/or the relevant insurance company compensation for any loss of earnings sustained by the Executive.

	(f)	The Executive shall (including during any period of incapacity) at the request and expense of the Company submit to medical examinations by a medical practitioner nominated by the Company. The results shall, subject to the provisions of the Access to Medical Reports Act 1988, be disclosed to the Company.

19.	CONFIDENTIALITY

	(a)	The Executive shall not (except as required in the proper performance of his duties or with proper authority) at any time directly or indirectly divulge or communicate to any person or make use of any of any information obtained or acquired by the Executive relating to the Group, its customers, its business and policy and its management which is, or is deemed by the Company to be confidential, commercially sensitive or price sensitive howsoever obtained or acquired and in whatever form including information which belongs to or pertains to customers or customers’ businesses (“the Confidential Information”). This restriction shall continue to apply after the termination of the Executive’s employment without limit in time but shall cease to apply to information which shall come into the public domain (other than in breach of this Clause 19). The Executive shall use his best endeavours to prevent the publication or disclosure of any Confidential Information particular but not limited to, actual or proposed transactions, or the partnerships, companies, bodies and corporations having accounts with or in any way connected or in discussion with the Group and all other matters relating to such customers and connections. Any breach by the Executive of the provisions of this Clause 19 will be regarded by the Company as a disciplinary matter liable to result in dismissal without notice.

	(b)	The Executive agrees that the undertakings comprised in this Clause 19 are reasonable and necessary to protect the legitimate business interests of the Group both during and after the termination of his employment.

20.	PROPERTY IN CONFIDENTIAL MATERIAL

All reports, files, notes, accounts, documents or other material and all notes and memoranda of any Confidential Information (including all copies thereof) made or received by the Executive during the course of his employment (whether heretofore or hereafter) are and shall remain the property of the Company or the appropriate Associated Company and shall he surrendered by the Executive to someone duly authorised by the Company upon the termination of this Agreement or at the request of the Company at any time during the course of his employment

21.	INTELLECTUAL PROPERTY - PATENTS & TRADEMARKS

The business of the Group comprises inter alia the creation, development and exploitation of innovative technology, techniques, markets and operations and as part of his duties the Executive may be involved in the furtherance of these interests. Each and every creation, development or improvement effected or conceived by the Executive at any time whether before or after the date hereof, but after he became an employee of the Company, whether capable of being patented or registered or not (and whether or not effected or conceived in the course of his employment hereunder) in connection with or in any way affecting or relating to the business of the Group or capable of being used or adapted for use therein or in connection therewith shall forthwith be disclosed to the Company and shall belong to and be the absolute property of the Company or such Associated Company as the Company may nominate for the purpose. If and whenever required so to do (whether during or after the termination of his employment with the Company) the Executive shall, at the Company’s expense, apply or join in applying for letters patent or other equivalent protection in the United Kingdom or any other part of the world for any such material. The Executive will execute all instruments and things necessary for vesting the patent letters or other equivalent protection when obtained. (Provided that nothing shall prejudice the Executive’s rights under Sections 40 to 43 Patents Act 1977.)

22.	REDUNDANCY AND EARLY RETIREMENT

The provisions set out in Schedule 1 to this Agreement on Executive Severence Arrangements shall apply to this Agreement and the Executive is one of the Executives for the purposes of Schedule 1.

23.	TERMINATION

	(a)	Notwithstanding the provisions of Clause 3, the Company has the right to terminate the Executive’s employment by notice in writing having immediate effect in any of the following events:-

		(i)	if the Executive commits any serious breach (whether by one or several acts or omissions) or repeats or continues after written warning any material breach of his obligations, or is, in the opinion of the Board, guilty of conduct tending to bring himself or the Company or any Associated Company into disrepute;

		(ii)	if the Executive is guilty of dishonesty, gross incompetence, wilful neglect of duty, or of mismanagement of his financial affairs through failure to observe the Company’s rules and procedures for the operation of bank accounts and/or borrowing;

		(iii)	if the Executive is found guilty of any criminal offence (other than a minor offence under the Road Traffic Acts);

		(iv)	if the Executive is or becomes of unsound mind or lunatic or a patient for the purpose of the Mental Health Act 1983;

		(vi)	if the Executive commits any act of bankruptcy or takes advantage of any statute for the time being in force offering relief to insolvent debtors;

		(vii)	if the Executive resigns as an officer of the Company or any Associated Company without the agreement of the Board; or

		(viii)	If, as the result of any default on the part of the Executive, he is prohibited by law from acting as an officer of the Company or any Associated Company;

The Company shall be entitled to suspend the Executive with or without pay and benefits to enable it to carry out an investigation into any matter referred to in sub-Clauses 23 (a) (i) to (viii) above. The period of such suspension will not normally exceed twelve weeks but may be more if circumstances dictate.

(b)	The Executive’s performance and discharge of his duties and responsibilities hereunder shall be the subject of an annual appraisal process, the object of which is to assess his performance during the period under review and to set agreed performance standards for future review periods. In the event that, in the opinion of the Board or such other person or body as the Board shall nominate, the Executive fails, to achieve performance standards as set out in the annual appraisal process or such other interim appraisal process, the Company shall be entitled to terminate the Executive’s employment in accordance with the provisions of Clause 3 (a).

(c)	The parties agree that the termination of this Agreement in accordance with this Clause 23 shall be deemed to be for a substantial reason of a kind such as to justify the Executive’s dismissal and from holding the position which the Executive then holds and that it would be fair and reasonable for the Company to give notice of termination in the circumstances provided for by this Clause.

(d)	Without prejudice to the Executive’s rights as an employee, he shall (at any time after notice has been served by either party to terminate his employment) immediately resign upon the Board’s request without claim for compensation from any office held by him in the Company or any Associated Company and transfer (without payment) to the Company or its nominee any qualifying or nominee shares registered in the name of the Executive in the company or any Associated Company.

	(e)	Upon the termination of his employment for any reason whatsoever the Executive shall immediately deliver to the Company in accordance with its instructions all property of the Company (including, but not limited to, company car, credit cards, equipment, correspondence, data, disks, tapes, records, specifications, software, models, notes, reports, and other documents together with any extracts or summaries, removable drives or other computer equipment, keys and security passes) or of any Associated Company in his possession or under his control and the Executive shall, if so required by the Company, confirm in writing his compliance with his obligations under this Clause 23 (e).

	(f)	The Executive shall have no claim against the Company if his employment is terminated by reason of the liquidation of the Company for the purposes of amalgamation or reconstruction provided that he is offered employment with any concern or undertaking resulting from such amalgamation or reconstruction on terms and conditions which taken as a whole are not substantially less favourable than the terms of this Agreement.

24.	RESTRICTIVE COVENANT

	(a)	In this Clause the expression “Termination Date” means the date on which this Agreement shall determine irrespective of the cause or manner (the event of the Executive’s death only excluded).

	(b)	Considering that the Executive has obtained and is likely to obtain in the course of his employment knowledge of trade secrets, know-how, business information or other confidential information relating to the Company or any Associated Company and also to their customers, the Executive agrees that he will be bound by the following restrictions in order to safeguard such trade secrets, know-how, business information or other confidential information and the goodwill of the Company or any such Associated Company, in addition to the restrictions contained in Clauses 19, 20 and 21.

(i)	he will not, either in contemplation of the termination of his employment or during the period of six months from the Termination Date, canvass or solicit or endeavour to canvass or solicit away from the Company or any Associated Company in the United Kingdom, the custom or business of any person, firm or company carrying on business in the United Kingdom who is or was at any time during the twelve months prior to the Termination Date a client or customer of the Company or of any Associated Company with whom he had business dealings during the course of his employment in that twelve month period or in relation to whose requirements he had knowledge of a material kind;

(ii)	he will not, during the period of six months from the Termination Date, carry on, set up, engage in or be directly or indirectly interested or concerned in any business or activity anywhere in the United Kingdom carried on or about to be carried on by any person, firm or company in competition with any business or activity in which the Executive was actively involved during the course of twelve months immediately prior to the Termination Date. This is providing that nothing contained in this sub- Clause 24 (b) (ii) shall prohibit the carrying on of, or being engaged, concerned or interested in, any business not in direct or indirect competition with the business of the Company or any Associated Company;

(iii)	he will not either in contemplation of the termination of his employment or during the period of six months from the Termination Date entice, solicit or endeavour to entice or solicit away any person who is employed or engaged by the Company or any Associated Company either as a director or in a managerial or executive capacity or who is in possession of confidential information belonging to the Company and/or any Associated Company and with whom the Executive had business dealings during the course of his employment in the twelve month period prior to the Termination Date;

(iv) he will not either in contemplation of the termination of his employment hereunder or during the period of six months from the Termination Date, interfere or seek to interfere with the supply to the Company or any Associated Company of any goods or services by any supplier who, during the twelve months preceding the Termination Date, supplied goods or services to the Company or such Associated Company, being a supplier of goods or services with whom during the twelve month period immediately prior to the Termination Date he had dealings of a material kind in his capacity as an employee or director of the Company, nor will he interfere or seek to interfere with the continuance of such supply or the terms on which such supply has during such period as stated above been made.

(c)	The restrictions set out in sub- Clauses 24 (b) (i), (ii), (iii) and (iv) of sub-clause (b) above shall (without prejudice to their generality) apply to any action taken by the Executive, whether as agent, representative, principal, employee or consultant or as a director or other officer of any company or by any associated company controlled by him or any associate of his.

(d)	The Executive will, in the event of receiving an offer of employment either during the continuance of this Agreement or during the continuance in force of any of the restrictions set out in this Clause 24, immediately provide to the offeror a copy of this Clause 24 and will inform the Company of the identify of the offeror and the terms of the offer.

(e)	While the restrictions and Clause 24 of this Agreement are considered by the Executive to be reasonable and necessary in all the circumstances for the protection of the Group’s legitimate interests, it is recognised by the parties that restrictions of the nature in question may fail for technical reasons unforeseen. Accordingly it is agreed that if any of such restrictions shall be adjudged to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of the Group but would be valid if part of the wording were deleted and/or the periods (if any) reduced and/or area dealt with reduced in scope the restrictions shall apply with such modifications as may be necessary to make them valid and effective.

25.	DEDUCTIONS

The Company can at any time during the Executive’s employment or upon termination, be entitled to deduct from his remuneration any monies due by him to the Company including any outstanding loans, advances, relocation expenses, the cost of repairing any damage or loss to the Company’s property caused by him (and of receiving the same), salary paid in respect of excess holidays, and any other monies owed by him to the Company or any Associated Company PROVIDED that the Company’s rights under this Clause 25 will not apply to any monies or benefits which have accrued to the Executive under any pension scheme.

26.	POWER OF ATTORNEY

The Executive irrevocably appoints any Director or the Secretary of the Company to be his authorised attorney to do all such things and to execute all such documents in his name and on his behalf but only in so far as may be necessary to secure that the full benefit and advantage of the rights arising under Clauses 21 and 23 (d) are obtained by the Company (or, where appropriate, its nominee or any Associated Company). A letter signed by any Director or Secretary of the Company certifying that any thing or any document has been done or executed within the authority hereby conferred shall be conclusive evidence that any letter/s of resignation executed on the Executive’s behalf will be on terms which do not prejudice any rights or claims which he may have against the relevant company arising out of this Agreement or the termination of his employment under this Agreement.

27.	GRIEVANCE PROCEDURE

If the Executive feels he has a grievance relating directly to his employment it should be raised with the ultimate executive director to whom the Executive reports for his consideration. Such executive director will notify the Executive in writing of his findings and of any action to be taken to redress any justifiable grievance found to exist. If the Executive considers that the matter remains unresolved he should raise it with the Personnel Committee of the Board or such other person as the Personnel Committee may nominate, whose decision, without prejudice to any rights the Executive may have arising from such grievance, will be final and binding on the Executive.

28.	DISCIPLINARY PROCEDURES

Without prejudice to the terms of Clause 23, the Company reserves the right to take disciplinary action against the Executive in circumstances of misconduct by the Executive, a breach by the Executive of his obligations under this Agreement or unsatisfactory performance by the Executive of his duties. Such action may include suspension with or without pay or dismissal with or without notice. Any grievance relating directly to disciplinary matters should be raised with the ultimate executive director to whom the Executive reports in accordance with Clause 27.

29.	DECLARATION OF SECRECY

The Executive will be required to sign the Declaration of Secrecy in the form set out in Schedule 2 which binds the Executive both during and after the termination of this Agreement not to divulge (other than to authorised recipients), inter alia, any details of the Company’s or Associated Company’s technology, procedures, business customer affairs, finance, security arrangements or the layout of the Company’s or Associated Company’s premises.

30.	NOTICES

Any notice or other communication may be given by either party by personal delivery or prepaid first class mail to the other party at (in the case of the Company) its registered office for the time being marked “For the Attention of the Company Secretary” or (in the case of the Executive) his last known usual address and any such notice shall be deemed to have been served (in the case of first class mail) at the expiry of 48 hours after the same was posted or (in the case of personal delivery) at the time of such delivery.

31.	CONTINUING PROVISIONS

The expiry or determination of this Agreement shall not affect such provisions in accordance with their terms as expressed to operate or have effect.

32.	WHOLE AGREEMENT AND SEVERABILITY

(a) The terms and conditions contained herein constitute a written statement of the terms of the Executive’s employment in compliance with the provisions of the Employment Rights Act 1996. Any previous agreements relating to the employment of the Executive by the Company are revoked (without prejudice to the rights of either party in respect of any antecedent breach) and replaced by this Agreement from the date on which this Agreement commences.

(b) The provisions of the Company’s Procedures Manuals (as amended from time to time) shall, except to the extent that they are inconsistent with the terms of this Agreement, also govern the Executive’s employment. The Company may from time to time vary the terms of the Procedures Manuals by intimating such changes in staff notices, on the Bank’s intranet (Orbit), circulars and supplements and copies of the Procedures Manuals together such amending notices, circulars and supplements will be available to the Executive at his principal place of employment. The Procedures Manuals shall have the same force and effect and be as binding upon the Executive and the Company as if they formed part of this Agreement. Further information on Employment policies can be found on the Bank’s Intranet, Orbit.

(c) The various provisions and sub-provisions of this Agreement and the Schedules attached hereto are severable. If any provision or sub-provision (or identifiable part thereof) is held to invalid or unenforceable, then such invalidity or unenforceability shall not affect the remaining provisions (or identifiable parts thereof) in this Agreement or its Schedule.

33.	COLLECTIVE AGREEMENTS

There are no collective agreements applicable to your employment.

34.	GOVERNING LAW

The interpretation and enforcement of this Agreement shall be governed by and construed in all respect in accordance with the Law of Scotland.

IN WITNESS WHEREOF these present typewritten on this and the preceding 24 pages are, together with the

Schedules hereto, executed in duplicate as follows:-

Signed for and on behalf of
THE ROYAL BANK OF SCOTLAND plc
at on the day of April	/s/ Neil Roden
2000 by
Neil Roden, Group Director Human Resources	Neil Roden

Signed by Mark Fisher,
at Edinburgh on the 3 day	/s/ Mark Fisher
of May 2000 before
the undernoted witnesses:-	Mark Fisher

M. McCallum (Witness)
Full Name Mary McCallum
Address Shielfield, Lauder, TD2 6PG

Occupation Personal Assistant

Schedule 1

ROYAL BANK OF SCOTLAND
EXECUTIVE SEVERANCE ARRANGEMENTS

1.          Introduction

It is the policy of the Company to seek to provide security of employment for every member of staff whilst having regard to the need for continued profitability and efficiency. The Company shall strive to cope with future fluctuations in staffing requirements by endeavouring to find alternative employment for employees within the Group. However, should circumstances arise where the Company’s policy of safeguarding the current or future employment of staff cannot be maintained in respect of members of the executive staff of the Company (“the Executives”), then, as a last resort, the methods and arrangements for terminating employment of Executives as outlined in this Schedule will apply.

2.          Notification of Potential Redundancies and Redeployment

Where staff redundancies are anticipated, the Company shall, wherever possible:

(a)	as soon as practicable notify Executives who are likely to be affected; and

(b)	attempt to re-deploy surplus Executives in one area to suitable alternative employment elsewhere within the Group. The Bank will in the first instance, conduct an executive assessment process using the Bank’s chosen executive selection partner. This process combines a systematic interview and completion of a range of occupational questionnaires designed to measure

Functional, Technical Competence

Achieved Results

Intellectual Calibre

Personal Qualities

Business Acumen

Should there be no distinguishing difference between individuals additional factors which would then be taken into account would include, in no particular order:-

Current levels of performance and conduct

Specific knowledge or skills

Length of service and reckonable service for pension purposes

All offers of redeployment, including any training, shall be made by the Company in writing and acceptances by Executives shall be in writing. The exact terms and conditions upon which Executives shall be re-deployed shall be a matter for negotiation between the Company and the relevant Executives, ultimately the choice will be continued employment on the terms the Bank is prepared to offer or the severance package.

3.          Voluntary Early Retirement

When the Company has, in accordance with paragraph 2, advised Executives of a situation which may involve surplus staff and the arrangements for redeployment, etc have not resolved, or are unlikely to resolve the situation, the Company, other than in exceptional circumstances, shall invite applications from such Executives for voluntary early retirement. Whether or not such applications are accepted will be at the absolute discretion of the Bank. Since no pension can be paid to staff below age 50, this section covers only Executives in excess of that age who are members of the Pension Scheme. The terms of Voluntary Early Retirement are as follows:-

(a)	Pension

For Executives who qualify for a pension, such pension is payable immediately, as calculated within the terms of the Pension Scheme, without actuarial discount, including commutation rights, based on pensionable service at the date of termination of service.

(b)	Cash Payment

1 year’s service and over - 13 weeks’ pay
2 years’ service and over - 17 weeks’ pay
3 years’ service and over - 22 weeks’ pay
4 years’ service and over - 27 weeks’ pay
5 years’ service and over - 32 weeks’ pay
10 to 14 years’ service - 38 weeks’ pay
15 to 19 years’ service - 46 weeks’ pay
20 to 24 years’ service - 57 weeks’ pay
25 to 29 years’ service - 68 weeks’ pay
30 to 34 years’ service - 79 weeks’ pay
35 years’ service and over - 90 weeks’ pay

The following conditions shall apply to such Cash Payment:

(i) service is continuous service calculated as at the date of termination by reference to the commencement date specified in Clause 4 of the Agreement;

(ii) the calculation of a week’s or month’s (where appropriate) pay is on basic salary inclusive of any Job-related Allowances where these have been in payment for twelve months or more as at the effective date of termination, but excluding all other allowances or payments;

(iii) the cash payment is inclusive of entitlement to statutory redundancy payment (if any); and

(iv) the number of weeks or months (where appropriate) on which the cash payment is based will not exceed the period of employment remains prior to normal retirement date regardless of whether payment in lieu of notice is made.

(c)	Staff House Purchase Loans

Existing loans under the Company’s Staff House Purchase Scheme shall be allowed to continue on the existing terms and conditions arranged, provided they allow for the loan to be repaid by the normal retirement date.

If employment is obtained which offers mortgage facilities, the Staff House Purchase loan shall be repaid as soon as eligibility under the new employer’s scheme is attained.

The Company will not consider applications for increases in borrowing. However, it will consider applications to move house, within the existing facility and subject to the approval of the property to be purchased. In such cases, the retention of any surplus arising on sale within the facility will be subject to the provisions of the Company’s Staff House Purchase Scheme in force at the time of sale.

All other conditions of the Company’s Staff House Purchase Scheme shall apply to the loan.

(d)	Other Banking Facilities

All other banking facilities shall be on the Company’s terms and conditions for the conduct of staff pensioners’ accounts.

(e)	Car Schemes

The same arrangements will apply to members of the Company’s Executive Car Scheme as subsist in respect of Executives retiring at the normal retirement age and in accordance with the scheme rules under RBSelect.

4.	Voluntary Redundancy

Where the arrangements for redeployment, etc and/or voluntary early retirement have not resolved, or are unlikely to resolve, the situation, the Company, other than in exceptional circumstances, shall invite applications from Executives for voluntary redundancy. Whether or not such applications are accepted will be at the absolute discretion of the Company and in making its assessment the criteria outlined in paragraph 3 above will apply. This section applies only to Executives not covered by voluntary early retirement, ie those below age 50 or those aged 50 or over who do not qualify for a pension under the Pension Scheme. Executives below age 50 who are members of the Pension Scheme will have payment of their pensions deferred and paid at normal retirement age. Deferred pensions of such Executives will be increased during the period of deferment by the greater of:-

1.	the annual increases as awarded in respect of pensions in payment; or

2.	the statutory increases in accordance with the Social Security Act 1985.

The Social Security Act 1985 requires that the deferred pension in excess of the Guaranteed Minimum Pension, in respect of pensionable service since 1 January 1985, will be increased by the lower of the increase in the Retail Price Index or 5% per annum, over the period of deferment.

The terms for Voluntary Redundancy, other than pension, are as follows:-

(a)	Cash payments will be made on the basis of the higher of:-

(i) a cash payment calculated by reference to the Executive’s period of employment as outlined in paragraph 3(b) of this Agreement; or if higher

(ii) 9 months’ salary (see also paragraph 7)

each on the conditions outlined in paragraph 3(b) of this Agreement.

Reference to the Profit Sharing Scheme Deeds of Trust and Supplementary Deeds will indicate the situation with regard to payments under the Scheme.

(b)	Additional Payment

In addition to the cash payment, and in respect of Executives aged 40 but under 50, a payment will be made related to age and service as at date of termination based on the following number of weeks’ pay for each year of service:-

Age in Years/Months	No of Weeks’ Pay
40 to 40/11	0.20
41 to 41/11	0.38
42 to 42/11	0.55
43 to 43/11	0.71
44 to 44/11	0.86
45 to 45/11	1.00
46 to 46/11	1.13
47 to 47/11	1.25
48 to 48/11	1.36
49 to 49/11	1.47

(c)	Staff House Purchase Loans

Existing Loans under the Company’s Staff House Purchase Scheme shall be allowed to continue on the existing terms and conditions arranged, subject to the additional conditions set out below, for a period of up to five years. Five years after the date of termination of employment, any outstanding borrowing will be subject to the terms and conditions which subsist in respect of House Purchase Loans to customers of the Company.

The rate of interest on each Staff House Purchase Loan shall be increased by 2% on each of the first four anniversaries of the date of termination of employment subject to the rate not exceeding that charged to the Company’s customers.

Executives shall sign a mandate authorising variation of the monthly repayments in line with changes in the interest rate and these variations shall be calculated in such a way that repayment of the loan is achieved without extension of the original term of the loan.

If employment is obtained which offers mortgage facilities, the Staff House Purchase loan shall be repaid as soon as eligibility under the new employer’s scheme is attained.

The Company will not consider applications for increases in borrowing. However, it will consider applications to move house, within the existing facilities and subject to the approval of the property to be purchased, normally for the purpose of taking up new employment. In such cases, the retention of any surplus arising on sale within the facility will be subject to the provisions of the Company’s Staff House Purchase Scheme in force at the time of sale.

All other conditions of the Company’s Staff House Purchase Scheme shall apply to the loan.

(d)	Other Banking Facilities

On termination of employment, Current Accounts, Deposit Accounts and any other loans not mentioned elsewhere, shall immediately become subject to the rates and terms applicable to customers of the Company.

Loans repayable within 4 years or less of being granted other than where a loan has been granted to purchase a car previously allocated under the terms of a Car Scheme - see paragraph 5(e) below, shall continue on the terms and conditions arranged at staff rates until the agreed repayment date, at which time any outstanding borrowing must be repaid.

(e)	Car Schemes

The same arrangements will apply to members of the Company’s Executive Car Scheme as subsist in respect of Executives retiring at the normal retirement age and in accordance with the rules under RBSelect.

(f)	Wrongful Dismissal

The Executives whose applications for Voluntary Redundancy are accepted shall receive the Voluntary Redundancy terms in full and final settlement of all claims for wrongful dismissal (if any).

5.	Compulsory Redundancy

Where all the foregoing procedures and voluntary measures have been implemented and as a last resort the Company considers that compulsory redundancy is unavoidable, the terms for any compulsory redundancies deemed necessary by the Company will be those which apply in either Voluntary Early Retirement (paragraph 4) or Voluntary Redundancy (paragraph 5) depending on the age of Executives and membership of the Company’s Pension Scheme. Executives who are made Compulsorily Redundant shall receive the Compulsory Redundancy terms in full and final settlement of all claims for wrongful dismissal (if any). The date of termination of employment shall be notified in writing by the Company.

6.	Notice of Redundancy to Employees

Notwithstanding the provisions of Clause 3 of this Agreement the minimum period of notice of redundancy to Executives shall be three months or such longer period as may be required by legislation. The notice period to the date of termination of employment will normally be worked. Where this is not possible, payment in lieu of notice will be made, subject to paragraph 8.

7.	Executives Leaving Prior to Completion of Notice

Executives may apply to leave before their period of notice expires and hence waive part or all of their notice. Agreement to this shall not he unreasonably withheld but shall be judged in light of individual circumstances and the operational requirements of the Company. Where such agreement has been given in writing, entitlement to redundancy or retirement terms shall not be withheld except that there shall be no payment in lieu of notice beyond the revised date of termination of employment. However, Executives who leave before their period of notice expires, without the agreement of the Company in writing, may forfeit their entitlement to redundancy or retirement terms outside of the scope of the Pension Scheme.

8.	Assistance to Redundant Executives

(a) In addition to the procedures in this Schedule, to minimise the effect of redundancy, the Bank will endeavour to assist Executives made redundant to find other employment.

	(b)	Any reasonable request for time off to seek other employment will be approved.

	(c)	A counselling service will be offered to all Executives under notice of redundancy in accordance with this Schedule. Each Executive will be interviewed by the Director, Human Resources to discuss his or her personal position and severance entitlements.

9.	Exception

None of the arrangements in this Schedule shall apply in circumstances where the Company is promoting or transferring Executives in accordance with established procedures and the terms of individual contracts of employment.

10.	Dismissal other than on the Grounds of Redundancy or Early Retirement

Where it is necessary to dismiss for some other reason an Executive already under notice of redundancy or whose application for early retirement has been accepted, entitlement to all benefits under the terms of this Schedule will be lost other than those which apply under the terms of the Pension Scheme which include a right to set-off in favour of the Company in certain circumstances.

/s/ Mark Fisher

Mark Fisher,

/s/ Neil Roden

Neil Roden, Group Director Human Resources

Schedule 2

DECLARATION OF SECRECY

I, Mark Fisher, do hereby agree and declare that I will at all times, whether I am still in the service of The Royal Bank of Scotland plc or have left such service, observe secrecy in respect of all the affairs of The Royal Bank of Scotland plc, its parent, subsidiary and associated companies (hereinafter together called “the Bank”) and in particular but without prejudice to the foregoing generality I will keep confidential:

(a)	all details of customers accounts and all the actual or proposed transactions of the Bank with its customers, suppliers, advisers, and other business connections; and

(b)	all data belonging to the Bank whether stored electronically or otherwise and all details of the Bank’s premises, information, assets, internal communications, intellectual property, technical systems, projects, operating procedures, finance, share price sensitive information, negotiating positions and forward planning or any other similar information.

And I further agree and declare that I will not at any time disclose, reveal, cause the publication of or otherwise make use of such confidential information whether for my personal gain or otherwise. In making this declaration of secrecy I fully understand that:

(One)	maintaining absolute confidentiality is crucial to the Bank whose business depends upon the discretion of its employees and contracted personnel;

(Two)	a breach of this undertaking of confidentiality may lead to the termination of my employment with the Bank and/or criminal proceedings;

(Three)	this obligation of secrecy will apply to the Bank’s business both within the United Kingdom and overseas and will remain in full force and effect even after I have left the service of the Bank; and

(Four)	this obligation of secrecy will apply unless I have express consent from the Bank to disclose the confidential information or I am required to do so by law.

/s/ Mark Fisher

Mark Fisher,

/s/ Neil Roden

Neil Roden, Group Director Human Resources

Neil Roden Director, Human Resources, UK Bank
Human Resources
Your Ref		PO Box 31 42 St Andrew Square
Our Ref	NR/DT	Edinburgh EH2 2YE

Telephone: 0131 523 2022
Switchboard: 0131 556 8555
Date	17 April 2000	Facsimile: 0131 557 3084

STRICTLY PRIVATE & CONFIDENTIAL Mark Fisher Chief Executive, Manufacturing 42 St Andrews Square, Edinburgh EH2 2YE

Dear Mark

With reference to previous discussions please find attached an amended Service Agreement setting out the formal terms of the offer for the position of Chief Executive, Manufacturing reporting to the Group Chief Executive and effective from the 6th March, 2000.

I can confirm that you are eligible to participate in the Senior Executive Bonus Scheme which entitles you to up to 50% of your salary per annum.

As before there are three key sections which you will need to sign:

  Service Agreement
  Schedule 1 – Executive Severance
  Schedule 2 – Declaration of Secrecy

Additionally you will also need to sign, in the presence of a witness, the separate Declaration of Secrecy form and return this copy to me. For your own records attached are duplicate copies of this information.

If you have any issues regarding the enclosed documentation please do not hesitate to contact me.

Yours sincerely

/s/ Neil Roden
Group Director, Human Resources